UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. – )*

Under the Securities Exchange Act of 1934

Traeger, Inc.

(Name of Issuer)

Common stock, par value 0.0001

(Title of Class of Securities)

89269P103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89269P103 13G Page 2 of 7

1.	Names of Reporting Persons Ontario Teachers’ Pension Plan Board

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 24,693,075

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 24,693,075

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,693,075

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 21.0%[1]

12.	Type of Reporting Person (See Instructions) FI

1 Based on 117,547,916 common stock of Traeger, Inc. outstanding as of November 12, 2021, as reported on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.

CUSIP No. 89269P103 13G Page 3 of 7

1.	Names of Reporting Persons 2594868 Ontario Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 24,693,075

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 24,693,075

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,693,075

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 21.0%[2]

12.	Type of Reporting Person (See Instructions) FI

2 Based on 117,547,916 common stock of Traeger, Inc. outstanding as of November 12, 2021, as reported on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.

Item 1.
	(a)	Name of Issuer: Traeger, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 1215 E Wilmington Ave, Suite 200 Salt Lake City, Utah 84106

Item 2.
	(a)	Name of Person Filing: (i) Ontario Teachers’ Pension Plan Board (“OTPP”) (ii) 2594868 Ontario Ltd, a wholly-owned subsidiary of OTPP
	(b)	Address of Principal Business Office or, if none, Residence: Both Reporting Persons: 5650 Yonge Street, 3rd Floor, Toronto, Ontario, Canada M2M 4H5
	(c)	Citizenship: Both Reporting Persons are incorporated under the laws of the Province of Ontario, Canada
	(d)	Title of Class of Securities: Common stock, $0.0001 par value
	(e)	CUSIP Number: 89269P103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: An employee benefit plan subject to the provisions of the Pension Benefits Act of Ontario and regulations thereunder.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

The reported securities (“Common Stock”) are owned by 2594868 Ontario Limited ("2594868"), a wholly-owned subsidiary of Ontario Teachers' Pension Plan Board ("OTPP," and, together with 2594868, the "Reporting Persons").

The President and Chief Executive Officer of OTPP has delegated to each of Mr. Harjit Shoan and Mr. Kevin Mansfield the authority to implement disposition decisions with respect to the shares of common stock that are held by or may be acquired by 2594868; however, approval of such decisions are made by senior personnel within the capital markets group of OTPP in accordance with internal portfolio guidelines. Voting decisions are made by OTPP in accordance with internal proxy voting guidelines. As such, each of Mr. Shoan and Mr. Mansfield expressly disclaims beneficial ownership of the shares of Common Stock that are held by or may be acquired by 2594868 or OTPP.

	(b)	Percent of class: 21.0%[3]
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 24,693,075
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 24,693,075

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

3 Based on 117,547,916 common stock of Traeger, Inc. outstanding as of November 12, 2021, as reported on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2022

ONTARIO TEACHERS’ PENSION PLAN BOARD

By:	/s/ Rossana Di Lieto
Name: Rossana Di Lieto
Title: Senior Managing Director, Chief Compliance Officer & Associate General Counsel

2594868 ONTARIO LIMITED

By:	/s/ Rossana Di Lieto
Name: Rossana Di Lieto
Title: Senior Managing Director, Chief Compliance Officer & Associate General Counsel